Bread & Butter Fund Inc.

3633 Hill Rd  3rd Flr.

Parsippany,  NJ 07054

August 13, 2013

U.S. Securities and Exchange Commission                                            File numbers

Division of Investment Management                                                      333-123976

Office of Disclosure and Review                                                            811-21748

100 F Street, N.E.

Washington,  D.C.  20549-4720

RE;  Responses to SEC comments given on July 29, 2013

Dear Ms. DiAngelo Fettig;

I have enclosed the following responses to your comments.

1.

RE: Item 4e2 in the N-CSR Annual Filing

       None.

       The response will be included in the N-CSR Annual report

2.

RE: Shareholder annual meeting vote

Disclosure of the annual meeting shareholder vote

At the Annual meeting June 22, 2013, shareholders of record dated May 1, 2013 voted to unanimously elect the four board of director nominees and the registered public accounting firm until the next annual meeting

      It will be included in the upcoming N-CSRS Semi Annual filing.

3.

RE: Statement of Operations to account for disclosure of Tax

Line item will be changed in Statement of Operations to

“State and Local Taxes” to better describe tax

     Change will be made to the upcoming N-CSRS Semi-Annual Filing.

4.

RE: The Advisory Contract and the waiver of fees in the Notes to Financial Statements

The Adviser has contractually agreed through May 30, 2014 to reimburse the Fund for expenses that exceed 2.00% per year of the averaged total net assets of the Fund. The Fund does not consider “Acquired Fund Fees and Expenses” to be fund operating expenses subject to the 2.00% limit. The Fund will not refund the Adviser for these reimbursements. This total expense may not be terminated prior to the agreement date except by the Board of Directors.

 The response will be added to the upcoming N-CSRS Semi-Annual Report

5.

RE: Peer Group Performance comparables and time frames in Advisory Contract renewal discussion.

The Fund is a long term capital appreciation fund with lower than normal turnover focusing on value investments. Therefore the Fund uses the Large Cap Value and Multi-Cap Value Peer group as well as the S&P 500 Index for comparison purposes. The Fund performance analysis is longer term in nature using the most recent 5 year period ending December 31 and since inception October 31, 2005 through the year end of the most recent N-CSR Annual Filing filing December 31.

The response will be added to the upcoming N-CSRS Semi Annual Report.

The Fund acknowledges that;

 - the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

-  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-  the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

by:/s/ : James B. Potkul

           James B. Potkul

President - Bread & Butter Fund Inc.